Brookfield Property Partners L.P.

Condensed consolidated financial statements (unaudited)
As at June 30, 2026 and December 31, 2025 and
for the three and six months ended June 30, 2026 and 2025

Brookfield Property Partners L.P.
Condensed Consolidated Balance Sheets

Unaudited		As at
(US$ Millions)	Note	Jun. 30, 2026	Dec. 31, 2025
Assets
Non-current assets
Investment properties	4	$44,159	$56,934
Equity accounted investments	5	22,846	21,244
Property, plant and equipment	6	5,285	6,982
Goodwill	7	799	1,181
Intangible assets	8	964	1,060
Other non-current assets	9	3,974	4,512
Loans and notes receivable		694	382
Total non-current assets		78,721	92,295
Current assets
Loans and notes receivable		179	154
Accounts receivable and other	10	2,230	1,968
Cash and cash equivalents		1,488	1,859
Total current assets		3,897	3,981
Assets held for sale	11	19,540	3,004
Total assets		$102,158	$99,280

Liabilities and equity
Non-current liabilities
Debt obligations	12	$28,144	$35,354
Capital securities	13	582	621
Other non-current liabilities	15	962	1,268
Deferred tax liabilities		1,337	1,998
Total non-current liabilities		31,025	39,241
Current liabilities
Debt obligations	12	6,830	10,876
Capital securities	13	744	785
Accounts payable and other liabilities	16	4,995	5,499
Total current liabilities		12,569	17,160
Liabilities associated with assets held for sale	11	15,933	305
Total liabilities		59,527	56,706
Equity
Limited partners	17	8,670	8,322
General partner	17	3	3
Preferred equity	17	699	699
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	17, 18	15,490	14,871
FV LTIP units of the Operating Partnership	17, 18	9	10
Interests of others in operating subsidiaries and properties	18	17,760	18,669
Total equity		42,631	42,574
Total liabilities and equity		$102,158	$99,280
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Income Statements

Unaudited		Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions, except per unit amounts)	Note	2026	2025	2026	2025
Commercial property revenue	19	$1,038	$1,143	$2,159	$2,407
Hospitality revenue	20	611	412	1,009	747
Investment and other revenue	21	237	247	403	397
Total revenue		1,886	1,802	3,571	3,551
Direct commercial property expense	22	430	474	910	962
Direct hospitality expense	23	459	291	769	572
Investment and other expense		54	126	74	136
Interest expense		879	858	1,705	1,798
General and administrative expense	24	330	308	664	594
Total expenses		2,152	2,057	4,122	4,062
Fair value gains (losses), net	25	56	47	123	(63)
Share of net earnings from equity accounted investments	5	331	192	610	418
Income (loss) before income taxes		121	(16)	182	(156)
Income tax expense	14	59	30	165	19
Net income (loss)		$62	$(46)	$17	$(175)

Net income (loss) attributable to:
Limited partners		$(23)	$(113)	$(86)	$(192)
General partner		—	—	—	—
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units		(40)	(202)	(152)	(342)
Interests of others in operating subsidiaries and properties		125	269	255	359
Total		$62	$(46)	$17	$(175)
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Comprehensive Income

Unaudited		Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	Note	2026	2025	2026	2025
Net income (loss)		$62	$(46)	$17	$(175)
Other comprehensive income (loss)	26
Items that may be reclassified to net income (loss):
Foreign currency translation		23	275	(31)	638
Cash flow hedges		(7)	63	15	43
Equity accounted investments		5	(8)	(5)	(1)
Items that will not be reclassified to net income (loss):
Securities - fair value through other comprehensive income (loss) ("FVTOCI")		23	(3)	2	(4)
Share of revaluation losses on equity accounted investments		(2)	—	—	—
Total other comprehensive income (loss)		42	327	(19)	676
Total comprehensive income (loss)		$104	$281	$(2)	$501

Comprehensive income (loss) attributable to:
Limited partners
Net loss		$(23)	$(113)	$(86)	$(192)
Other comprehensive income (loss)		3	135	(19)	206
		(20)	22	(105)	14
Non-controlling interests
Redeemable/exchangeable and special limited partnership units
Net loss		(40)	(202)	(152)	(342)
Other comprehensive income (loss)		5	240	(35)	367
		(35)	38	(187)	25
Interests of others in operating subsidiaries and properties
Net income		125	269	255	359
Other comprehensive income (loss)		34	(48)	35	103
		159	221	290	462
Total comprehensive income (loss)		$104	$281	$(2)	$501
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Changes in Equity

	Limited partners					General partner					Preferred Equity	Non-controlling interests
Unaudited (US$ Millions)	Capital	Retained earnings	Ownership Changes	Accumulated other comprehensive income (loss)	Total limited partners equity	Capital	Retained earnings	Ownership Changes	Accumulated other comprehensive income	Total general partner equity	Total preferred equity	Redeemable / exchangeable and special limited partnership units	FV LTIP units of the Operating Partnership	Interests of others in operating subsidiaries and properties	Total equity
Balance as at Dec. 31, 2025	$8,461	$(2,772)	$2,556	$77	$8,322	$4	$2	$(3)	$—	$3	$699	$14,871	$10	$18,669	$42,574
Net (loss) income	—	(86)	—	—	(86)	—	—	—	—	—	—	(152)	—	255	17
Other comprehensive (loss) income	—	—	—	(19)	(19)	—	—	—	—	—	—	(35)	—	35	(19)
Total comprehensive (loss) income	—	(86)	—	(19)	(105)	—	—	—	—	—	—	(187)	—	290	(2)
Distributions	—	(227)	—	—	(227)	—	—	—	—	—	—	(407)	—	(1,562)	(2,196)
Preferred distributions	—	(8)	—	—	(8)	—	—	—	—	—	—	(14)	—	—	(22)
Issuance (repurchase/deconsolidation) of interests in operating subsidiaries	721	(32)	(2)	—	687	—	—	—	—	—	—	1,227	—	363	2,277
Change in relative interests of non-controlling interests	—	—	1	—	1	—	—	—	—	—	—	—	(1)	—	—
Balance as at Jun. 30, 2026	$9,182	$(3,125)	$2,555	$58	$8,670	$4	$2	$(3)	$—	$3	$699	$15,490	$9	$17,760	$42,631

Balance as at Dec. 31, 2024	$7,189	$(1,913)	$2,557	$(115)	$7,718	$4	$2	$(3)	$—	$3	$699	$13,795	$12	$16,022	$38,249
Net (loss) income	—	(192)	—	—	(192)	—	—	—	—	—	—	(342)	—	359	(175)
Other comprehensive income	—	—	—	206	206	—	—	—	—	—	—	367	—	103	676
Total comprehensive (loss) income	—	(192)	—	206	14	—	—	—	—	—	—	25	—	462	501
Distributions	—	(225)	—	—	(225)	—	—	—	—	—	—	(402)	—	(607)	(1,234)
Preferred distributions	—	(8)	—	—	(8)	—	—	—	—	—	—	(14)	—	—	(22)
Issuance (repurchase/deconsolidation) of interests in operating subsidiaries	526	(19)	5	—	512	—	—	—	—	—	—	913	(2)	1,285	2,708
Change in relative interests of non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	(1)	1	—	—
Balance as at Jun. 30, 2025	$7,715	$(2,357)	$2,562	$91	$8,011	$4	$2	$(3)	$—	$3	$699	$14,316	$11	$17,162	$40,202
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Cash Flows

Unaudited		Six Months Ended Jun. 30,
(US$ Millions)	Note	2026	2025
Operating activities
Net income (loss)		$17	$(175)
Share of equity accounted earnings, net of distributions		(331)	(289)
Fair value (gains) losses, net	25	(123)	63
Deferred income tax (benefit)	14	25	(30)
Depreciation and amortization	22, 23	174	128
Working capital and other		35	67
		(203)	(236)
Financing activities
Debt obligations, issuance		16,455	5,130
Debt obligations, repayments		(10,333)	(6,659)
Capital securities issued		35	—
Capital securities redeemed		(55)	(1)
Non-controlling interests, issued		513	1,682
Non-controlling interests, purchased		(158)	(7)
Settlement of deferred consideration		4	(1)
Repayment of lease liabilities		(28)	(29)
Issuances to limited partnership unitholders		721	526
Issuances to redeemable/exchangeable and special limited partnership unitholders		1,288	937
Redemption of FV LTIP units of the Operating Partnership		—	(2)
Distributions to non-controlling interests in operating subsidiaries		(1,561)	(602)
Preferred distributions		(22)	(22)
Distributions to limited partnership unitholders		(227)	(225)
Distributions to redeemable/exchangeable and special limited partnership unitholders		(407)	(402)
		6,225	325
Investing activities
Acquisitions
Investment properties		(3,791)	(2,143)
Property, plant and equipment		(2,880)	(77)
Equity accounted investments		(1,519)	(490)
Financial assets and other		(321)	(271)
Acquisition of subsidiaries, net of cash acquired		(134)	(88)
Dispositions
Investment properties		1,930	1,743
Property, plant and equipment		220	159
Equity accounted investments		74	248
Financial assets and other		162	256
Disposition of subsidiaries		459	—
Cash impact of deconsolidation		(53)	(6)
		(5,853)	(669)
Cash and cash equivalents
Net change in cash and cash equivalents during the period		169	(580)
Net change in cash classified within assets held for sale		(513)	42
Effect of exchange rate fluctuations on cash and cash equivalents held in foreign currencies		(27)	33
Balance, beginning of period		1,859	2,208
Balance, end of period		$1,488	$1,703

Supplemental cash flow information
Cash paid for:
Income taxes, net of refunds received		$128	$72
Interest (excluding dividends on capital securities)		$1,506	$1,593
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Notes to the Condensed Consolidated Financial Statements

NOTE 1. ORGANIZATION AND NATURE OF THE BUSINESS
Brookfield Property Partners L.P. (“BPY” or the “partnership”) was formed as a limited partnership under the laws of Bermuda, pursuant to a limited partnership agreement dated January 3, 2013, as amended. BPY is a subsidiary of Brookfield Corporation, formerly known as Brookfield Asset Management Inc. (“BN,” the “Corporation,” or the “parent company”) and is the primary entity through which the parent company and its affiliates own, operate, and invest in commercial and other income producing property on a global basis.

The partnership’s primary investment is a 36% managing general partnership units (“GP Units”) interest in Brookfield Property L.P. (the “Operating Partnership”). The GP Units provide the partnership with the power to direct the relevant activities of the Operating Partnership.

The partnership’s 6.50% Preferred Units, Series 1, 6.375% Preferred Units, Series 2, 5.75% Preferred Units, Series 3, and Brookfield Property Preferred L.P.’s (“New LP”) 6.25% Preferred Units, Series 1 are traded on the Nasdaq under the symbols “BPYPP”, “BPYPO”, “BPYPN”, and “BPYPM” respectively. The New LP 6.25% Preferred Units, Series 1 (“New LP Preferred Units”) are also traded on the TSX under the symbol “BPYP.PR.A”.

The registered head office and principal place of business of the partnership is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

NOTE 2. SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION
a)Statement of compliance
The interim condensed consolidated financial statements of the partnership and its subsidiaries have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosures normally included in the consolidated financial statements prepared in accordance with IFRS® Accounting Standards as issued by the IASB (“IFRS Accounting Standards”), have been omitted or condensed.

These condensed consolidated financial statements as of and for the three and six months ended June 30, 2026 were approved and authorized for issue by the Board of Directors of the partnership on August 14, 2026.
b)Basis of presentation
The interim condensed consolidated financial statements are prepared using the same accounting policies and methods as those used in the consolidated financial statements for the year ended December 31, 2025. Consequently, the information included in these interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in the partnership’s annual report on Form 20-F for the year ended December 31, 2025. The interim condensed consolidated financial statements are unaudited and reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim periods presented in accordance with IFRS Accounting Standards. The results reported in these interim condensed consolidated financial statements should not necessarily be regarded as indicative of results that may be expected for the entire year.

The interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. Dollars rounded to the nearest million unless otherwise indicated.

c)Adoption of accounting standards
i.Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7
The partnership adopted the amendments to IFRS 9 and IFRS 7 as of January 1, 2026, its mandatory effective date. The amendments clarify the requirements related to the date of recognition and derecognition of financial assets and financial liabilities, with an exception for derecognition of financial liabilities settled via an electronic transfer, clarify the requirements for assessing contractual cash flow characteristics of financial assets and clarify the characteristics of non-recourse loans and contractually linked instruments. The partnership has determined that requirements related to the date of derecognition of financial assets and financial liabilities do not have a material impact.

ii.Contracts Referencing Nature-dependent Electricity - Amendments to IFRS 9 and IFRS 7
The partnership adopted the amendments to IFRS 9 and IFRS 7 as of January 1, 2026, its mandatory effective date. These amendments include guidance on the “own-use” exemption for purchasers of electricity under such contracts, and hedge accounting requirements where purchases or sales of electricity are hedged using such contracts. The partnership has determined that requirements for the “own-use” exemption are expected to be met for such contracts and therefore, these amendments do not have a material impact.

d)Future accounting policies
The partnership is currently assessing the impact of IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”), which was issued by the IASB in April 2024. IFRS 18 will replace IAS 1 and will be effective for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. IFRS 18 sets out significant new requirements for the presentation of financial statements with a particular focus on the income statement, including requirements for mandatory sub-totals to be presented, aggregation and disaggregation of information, and disclosures related to management-defined performance measures, in addition to certain related amendments to IAS 7 that will result in new requirements for the presentation of the statement of cash flows, concurrent with IFRS 18 becoming effective.

e)Critical judgments and estimates in applying accounting policies
The preparation of the partnership’s interim condensed consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise judgment in applying the partnership’s accounting policies. The accounting policies and critical estimates and assumptions have been set out in Note 2, Material Accounting Policies in the partnership’s consolidated financial statements for the year ended December 31, 2025 and have been consistently applied in the preparation of the interim condensed consolidated financial statements as of and for the three and six months ended June 30, 2026.

NOTE 3. BUSINESS COMBINATIONS
The partnership accounts for business combinations using the acquisition method of accounting under IFRS 3, Business Combinations pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition. Financial results of each transaction are included within the partnership’s condensed consolidated statements of income from the dates of each acquisition.

The partnership completed the following business combinations during 2025 that were accounted for on a provisional basis as disclosed in Note 3, Business Combinations of the partnership’s consolidated financial statements for the year ended December 31, 2025:

•On July 31, 2025, the partnership acquired a portfolio of hostels across Europe (“European Hostels”) for total consideration of €326 million ($372 million).
•The partnership also completed several individually immaterial acquisitions during 2025 for total consideration of $542 million. These acquisitions are primarily comprised of storage assets and a hotel acquired through an opportunistic real estate fund.
In the first quarter of 2026, the partnership completed the purchase price allocation for all of the 2025 business combinations. No material changes were made to the provisional purchase price allocation.

On January 30, 2026, the partnership completed an immaterial business combination consisting of a multifamily operating platform in Brazil for total consideration of R$214 million ($41 million), which was accounted for on a provisional basis. The fair value of total assets acquired was $64 million, including goodwill of $22 million and intangible assets of $27 million, and total liabilities of $23 million. Goodwill primarily reflects the embedded value of the acquired operations and other items that are not separately identifiable. The goodwill recognized is not deductible for income tax purposes.

During the period from the acquisition date to June 30, 2026, the partnership recorded revenue and net loss in connection with this acquisition of approximately $5 million and $8 million, respectively, excluding the impact of transaction costs. If the acquisition had occurred on January 1, 2026, the partnership’s total revenue and net income would have been $3,572 million and $15 million, respectively, for the six months ended June 30, 2026, excluding the impact of transaction costs.

Acquisition-related transaction costs, which primarily relate to legal and consulting fees, are expensed as incurred in accordance with IFRS 3 and included in general and administrative expense on the consolidated income statement.

NOTE 4. INVESTMENT PROPERTIES
The following table presents a roll forward of the partnership’s investment property balances, all of which are considered Level 3 within the fair value hierarchy, for the six months ended June 30, 2026 and the year ended December 31, 2025:

	Six months ended Jun. 30, 2026			Year ended Dec. 31, 2025
(US$ Millions)	Commercial properties	Commercial developments	Total	Commercial properties	Commercial developments	Total
Balance, beginning of period	$54,672	$2,262	$56,934	$60,093	$1,985	$62,078
Changes resulting from:
Property acquisitions	3,908	21	3,929	2,977	229	3,206
Acquisitions from business combinations(1)	—	—	—	361	—	361
Capital expenditures	258	173	431	710	410	1,120
Property dispositions(2)	(827)	—	(827)	(2,501)	(38)	(2,539)
Fair value gains (losses), net	145	78	223	(318)	155	(163)
Foreign currency translation	(281)	(10)	(291)	846	68	914
Transfers between commercial properties and commercial developments	1,275	(1,275)	—	414	(414)	—
Deconsolidation of India REIT(3)	—	—	—	(3,485)	(128)	(3,613)
Reclassification to assets held for sale and other changes	(664)	—	(664)	(4,425)	(5)	(4,430)
Reclassification of Opportunistic Fund Investments to assets held for sale(4)	(12,151)	(601)	(12,752)	—	—	—
Deconsolidation of South Korea Mixed-use(5)	(2,824)	—	(2,824)	—	—	—
Balance, end of period(6)	$43,511	$648	$44,159	$54,672	$2,262	$56,934
(1)Includes commercial properties acquired through business combinations during the period. See Note 3, Business Combinations, for more information.
(2)Property dispositions represent the carrying value on the date of sale.
(3)In the first quarter of 2025, the partnership sold a partial interest in Brookfield India Real Estate Trust (“India REIT”), resulting in a loss of control and deconsolidation of this investment. The partnership’s retained interest is now accounted for under the equity method (“Deconsolidation of India REIT”).
(4)See Note 29, Related Parties for further information on the Reclassification of Opportunistic Fund Investments to assets held for sale.
(5)The partnership recapitalized a mixed-use portfolio in South Korea in the Brookfield Strategic Real Estate Partners (“BSREP”) II fund for total commitments of approximately $826 million, including an approximately $100 million investment from the partnership. The recapitalization resulted in a loss of control and deconsolidation of this investment. The partnership’s retained interest is now accounted for under the equity method (“South Korea Mixed-use”).
(6)Includes right-of-use assets related to commercial properties and commercial developments of $730 million and nil, respectively, as of June 30, 2026 (December 31, 2025 - $903 million and $24 million). Current lease liabilities of $163 million (December 31, 2025 - $162 million) have been included in accounts payable and other liabilities, and non-current lease liabilities of $567 million (December 31, 2025 - $717 million) have been included in other non-current liabilities.

The partnership determines the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Investment property valuations are generally completed by undertaking one of two accepted income approach methods, which include either: i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows; or ii) undertaking a direct capitalization approach whereby a capitalization rate is applied to estimated stabilized annual net operating income. Where there has been a recent market transaction for a specific property, such as an acquisition or sale of a partial interest, the partnership values the property on that basis. In determining the appropriateness of the methodology applied, the partnership considers the relative uncertainty of the timing and amount of expected cash flows and the impact such uncertainty would have in arriving at a reliable estimate of fair value. The partnership prepares these valuations considering asset and market specific factors, as well as observable transactions for similar assets. The determination of fair value requires the use of estimates, which are internally determined and compared with market data, third-party reports and research as well as observable conditions. Except for the impact of interest rates and inflation, there are currently no known trends, events or uncertainties that the partnership reasonably believes could have a sufficiently pervasive impact across the partnership’s businesses to materially affect the methodologies or assumptions utilized to determine the estimated fair values reflected in these financial statements. Discount rates and capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the geographies and markets in which the assets are located. Changes in estimates of discount and capitalization rates across different geographies and markets are often independent of each other and not necessarily in the same direction or of the same magnitude. Further, impacts to the partnership’s fair values of commercial properties from changes in discount or capitalization rates and cash flows are usually inversely correlated. Decreases (increases) in the discount rate or capitalization rate result in increases (decreases) of fair value. Such decreases (increases) may be mitigated by decreases (increases) in cash flows included in the valuation analysis, as circumstances that typically give rise to increased interest rates (e.g., strong economic growth, inflation) usually give rise to increased cash flows at the asset level. Refer to the table below for further information on valuation methods used by the partnership for its asset classes.

Commercial developments are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets.

In accordance with its policy, the partnership generally measures and records its commercial properties and developments using valuations prepared by management. However, for certain assets, the partnership relies on valuations prepared by external valuation professionals. Management compares the external valuations to the partnership’s internal valuations to review the work performed by the external valuation professionals. Additionally, a number of properties are externally appraised each year and the results of those appraisals are compared to the partnership’s internally prepared values and differences are reconciled when they arise.

Valuation Metrics
The key valuation metrics for the partnership’s consolidated commercial properties are set forth in the following tables below on a weighted-average basis:

		Jun. 30, 2026			Dec. 31, 2025
Consolidated properties	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (years)	Discount rate	Terminal capitalization rate	Investment horizon (years)
Office(1)	Discounted cash flow	6.7%	5.4%	10	6.7%	5.6%	11
Retail(2)	Discounted cash flow	7.0%	5.4%	10	7.1%	5.4%	10
LP Investments(3)(4)	Discounted cash flow	9.2%	6.8%	9	9.3%	5.8%	8
(1)Included in the partnership's total Office portfolio are 16 Super Core office and mixed-use complexes in key global markets with a weighted-average discount rate of 6.7% (December 31, 2025 - 6.8%).
(2)Included in the partnership's total Retail portfolio are 18 Super Core retail centers with a weighted-average discount rate of 6.2% (December 31, 2025 - 6.2%).
(3)The valuation method used to value multifamily properties is the direct capitalization method. At June 30, 2026, the overall implied capitalization rate used for properties using the direct capitalization method was 5.1% (December 31, 2025 - 5.2%) except for certain multifamily investments valued using the discounted cash flow method.
(4)Excludes assets reclassified to held for sale and deconsolidated during the period. See Note 29, Related Parties for further information on the Reclassification of Opportunistic Fund Investments to assets held for sale and the Deconsolidation of South Korea Mixed-use.

Fair Value Measurement
The following table presents the partnership’s investment properties measured at fair value in the condensed consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined in Note 2(h) in the consolidated financial statements as of December 31, 2025:

	Jun. 30, 2026				Dec. 31, 2025
			Level 3				Level 3
(US$ Millions)	Level 1	Level 2	Commercial properties	Commercial developments	Level 1	Level 2	Commercial properties	Commercial developments
Office	$—	$—	$18,242	$363	$—	$—	$18,114	$1,460
Retail	—	—	18,500	45	—	—	18,712	45
LP Investments	—	—	6,769	240	—	—	17,846	757
Total	$—	$—	$43,511	$648	$—	$—	$54,672	$2,262

Fair Value Sensitivity
The following table presents a sensitivity analysis to the impact of a 25-basis point (“bps”) increase of the discount rate and terminal capitalization or overall implied capitalization rate (“ICR”) on fair values of the partnership’s commercial properties as of June 30, 2026, for properties valued using the discounted cash flow or direct capitalization method, respectively:

	Jun. 30, 2026
(US$ Millions)	Impact of +25bps DR	Impact of +25bps TCR	Impact of +25bps DR and +25bps TCR or +25bps ICR
Office	$387	$601	$973
Retail	463	680	1,028
LP Investments(1)	84	115	253
Total	$934	$1,396	$2,254
(1)     The valuation method used to value multifamily properties is the direct capitalization method except for certain multifamily investments valued using the discounted cash flow method. The impact of the sensitivity analysis on the discount rate includes properties valued using the DCF method as well as properties valued using an overall implied capitalization rate under the direct capitalization method.

NOTE 5. EQUITY ACCOUNTED INVESTMENTS
The partnership has investments in joint arrangements that are joint ventures and also has investments in associates. Joint ventures hold individual commercial properties, hotels and portfolios of commercial properties and developments, as well as interests in real estate funds. These are owned together with co-owners, where decisions relating to the relevant activities of the joint venture require the unanimous consent of the co-owners.

Details of the partnership’s investments in joint ventures and associates, which have been accounted for in accordance with the equity method of accounting, are as follows:

	Proportion of ownership interests		Carrying value
(US$ Millions)	Jun. 30, 2026	Dec. 31, 2025	Jun. 30, 2026	Dec. 31, 2025
Joint Ventures(1)	15% - 60%	15% - 65%	$21,852	$20,325
Associates	19% - 47%	21% - 47%	994	919
Total			$22,846	$21,244
(1)In the second quarter of 2026, the partnership, in an opportunistic real estate fund, acquired a 50% joint venture interest in a self-storage platform across Australia and New Zealand (“ANZ Storage”) for A$1,530 million ($1,097 million).

The following table presents the change in the balance of the partnership’s equity accounted investments as of June 30, 2026 and December 31, 2025:

	Six months ended	Year ended
(US$ Millions)	Jun. 30, 2026	Dec. 31, 2025
Equity accounted investments, beginning of period	$21,244	$19,547
Additions(1)	1,540	848
Disposals and return of capital distributions	(69)	(300)
Share of net earnings from equity accounted investments	610	882
Distributions received	(279)	(268)
Foreign currency translation	(102)	257
Deconsolidation of India REIT(2)	—	365
Reclassification of Opportunistic Fund Investments to assets held for sale(3)	(82)	—
Reclassification to assets held for sale	—	(143)
Other comprehensive (loss) income and other	(16)	56
Equity accounted investments, end of period	$22,846	$21,244
(1)Includes the acquisition of ANZ Storage.
(2)Includes the net impact of recognizing the partnership’s retained interest in India REIT under the equity method, partially offset by the deconsolidation of its joint venture assets. See Note 4, Investment Properties, for further information on the Deconsolidation of India REIT.
(3)See Note 29, Related Parties for further information on the Reclassification of Opportunistic Fund Investments to assets held for sale.

The key valuation metrics for the partnership’s commercial properties held within the partnership’s equity accounted investments are set forth in the table below on a weighted-average basis:

		Jun. 30, 2026			Dec. 31, 2025
Equity accounted investments	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs)	Discount rate	Terminal capitalization rate	Investment horizon (yrs)
Office(1)	Discounted cash flow	7.4%	5.1%	10	7.5%	5.1%	10
Retail(2)	Discounted cash flow	6.5%	4.9%	10	6.6%	5.0%	10
LP Investments(3)(4)	Discounted cash flow	10.0%	7.1%	10	10.8%	7.2%	7
(1)Included in the partnership’s total Office portfolio are 16 Super Core office and mixed-use complexes in key global markets with a weighted-average discount rate of 6.7% (December 31, 2025 - 6.8%).
(2)Included in the partnership's total Retail portfolio are 18 Super Core retail centers with a weighted-average discount rate of 6.2% (December 31, 2025 - 6.2%).
(3)The valuation method used to value multifamily investments is the direct capitalization method. At June 30, 2026, the overall implied capitalization rate used for properties using the direct capitalization method was 5.1% (December 31, 2025 - 5.2%). The terminal capitalization rate and investment horizon are not applicable.
(4)Excludes equity accounted investments reclassified to held for sale during the period. See Note 29, Related Parties for further information on the Reclassification of Opportunistic Fund Investments to assets held for sale.

Summarized financial information in respect of the partnership’s equity accounted investments is presented below:

(US$ Millions)	Jun. 30, 2026	Dec. 31, 2025
Non-current assets	$99,127	$92,514
Current assets	4,824	3,392
Total assets	103,951	95,906
Non-current liabilities	37,227	30,731
Current liabilities	6,040	8,042
Total liabilities	43,267	38,773
Net assets	60,684	57,133
Partnership’s share of net assets	$22,846	$21,244

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2026	2025	2026	2025
Revenue	$1,773	$1,396	$3,241	$2,726
Expenses	1,629	1,204	2,852	2,333
Income from equity accounted investments(1)	306	171	397	242
Income before fair value gains, net	450	363	786	635
Fair value gains, net	382	105	789	554
Net income	832	468	1,575	1,189
Partnership’s share of net earnings	$331	$192	$610	$418
(1)Share of net earnings from equity accounted investments recorded by the partnership’s joint ventures and associates.

NOTE 6. PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment primarily consists of hospitality assets in the U.K., Europe, United Arab Emirates, Canada, Australia, and New Zealand, as well as a portfolio of hotels and senior living assets in the U.S.

The following table presents the useful lives of each hospitality asset by class:

Hospitality assets by class	Useful life (in years)
Building and building improvements	2 to 50+
Land improvements	15
Furniture, fixtures and equipment	1 to 20

The following table presents the change to the components of the partnership’s hospitality assets for the six months ended June 30, 2026 and for the year ended December 31, 2025:

	Six months ended	Year ended
(US$ Millions)	Jun. 30, 2026	Dec. 31, 2025
Cost:
Balance at the beginning of period	$7,050	$5,434
Acquisitions through business combinations(1)	—	972
Additions	2,953	768
Disposals	(58)	(162)
Foreign currency translation	(96)	288
Reclassification to assets held for sale and other	(243)	(250)
Reclassification of Opportunistic Fund Investments to assets held for sale(2)	(4,195)	—
	5,411	7,050
Accumulated fair value changes:
Balance at the beginning of period	1,397	1,275
Revaluation gains, net(3)	—	56
Disposals	—	(35)
Foreign currency translation	(27)	95
Reclassification to assets held for sale and other	(43)	6
Reclassification of Opportunistic Fund Investments to assets held for sale(2)	(15)	—
	1,312	1,397
Accumulated depreciation:
Balance at the beginning of period	(1,465)	(1,225)
Depreciation	(164)	(256)
Disposals	44	34
Foreign currency translation	22	(73)
Reclassification to assets held for sale and other	73	55
Reclassification of Opportunistic Fund Investments to assets held for sale(2)	52	—
	(1,438)	(1,465)
Total property, plant and equipment(4)	$5,285	$6,982
(1)In the third quarter of 2025, the partnership acquired the European Hostels portfolio. See Note 3, Business Combinations, for more information.
(2)See Note 29, Related Parties for further information on the Reclassification of Opportunistic Fund Investments to assets held for sale.
(3)The current period includes revaluation gains of nil (December 31, 2025 - gains of $82 million) recorded as revaluation surplus in the consolidated statements of comprehensive income. It also includes revaluation losses in excess of revaluation surplus of nil (December 31, 2025 - $26 million) recorded in other fair value changes in the consolidated statements of income.
(4)Includes right-of-use assets of $134 million (December 31, 2025 - $196 million).

NOTE 7. GOODWILL

Goodwill of $799 million at June 30, 2026 relates to short-break destinations across the United Kingdom and Ireland (“U.K. and Ireland Short Stay”) (December 31, 2025 - $812 million). Total goodwill at December 31, 2025 was $1,181 million.

At June 30, 2026, the goodwill related to European Hostels of $179 million (December 31, 2025 - $188 million) and a multifamily operating platform in Brazil of $23 million (December 31, 2025 - nil) was reclassified to assets held for sale. See Note 29, Related Parties for further information on the Reclassification of Opportunistic Fund Investments.

At June 30, 2026, as a result of the loss of control, the partnership deconsolidated the goodwill on South Korea Mixed-use of $177 million (December 31, 2025 - $181 million) and the partnership’s retained interest is now accounted for under the equity method.

In accordance with IFRS Accounting Standards, the partnership performs a goodwill impairment test annually unless there are indicators of impairment identified during the year. The partnership did not identify any impairment indicators as of June 30, 2026 and for the year ended December 31, 2025.

NOTE 8. INTANGIBLE ASSETS
The partnership’s intangible assets are presented on a cost basis, net of accumulated amortization and accumulated impairment losses in the condensed consolidated balance sheets. These intangible assets primarily represent the trademark assets related to U.K. and Ireland Short Stay.

The trademark assets of U.K. and Ireland Short Stay had a carrying amount of $959 million as of June 30, 2026 (December 31, 2025 - $969 million). They have been determined to have an indefinite useful life as the partnership has the legal right to operate these trademarks exclusively in certain territories and in perpetuity. The business model of U.K. and Ireland Short Stay is not subject to technological obsolescence or commercial innovations in any material way.

The trademark assets and management contracts of European Hostels had a carrying amount of $80 million and were reclassified to assets held for sale as of June 30, 2026 (December 31, 2025 - $84 million). See Note 29, Related Parties for further information on the Reclassification of Opportunistic Fund Investments. The trademark assets have been determined to have an indefinite useful life as the partnership has the legal right to operate these trademarks exclusively in certain territories in perpetuity. The management contracts have been determined to have a useful life of 11 to 16 years.

Intangible assets by class	Useful life (in years)
Trademarks	5 to Indefinite
Management contracts	11 to 16
Other	4 to 10

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually and whenever there is an indication that the asset may be impaired. Intangible assets with finite useful lives are amortized over their respective useful lives as listed above. Amortization is recorded as part of depreciation and amortization included in direct hospitality expense, refer to Note 23, Direct Hospitality Expense. The partnership did not identify any impairment indicators as of June 30, 2026.

The following table presents the components of the partnership’s intangible assets as of June 30, 2026 and December 31, 2025:

(US$ Millions)	Jun. 30, 2026	Dec. 31, 2025
Cost	$1,029	$1,128
Accumulated amortization	(65)	(68)
Total intangible assets	$964	$1,060

The following table presents a roll forward of the partnership’s intangible assets for the six months ended June 30, 2026 and the year ended December 31, 2025:

	Six months ended	Year ended
(US$ Millions)	Jun. 30, 2026	Dec. 31, 2025
Balance, beginning of period	$1,060	$899
Acquisitions	12	16
Acquisition through business combinations(1)	27	83
Amortization	(9)	(11)
Foreign currency translation and other	(18)	73
Reclassification of Opportunistic Fund Investments to assets held for sale(2)	(108)	—
Balance, end of period	$964	$1,060
(1)In the third quarter of 2025, the partnership acquired the European Hostels portfolio. In the first quarter of 2026, the partnership acquired a multifamily operating platform in Brazil. See Note 3, Business Combinations, for more information.
(2)See Note 29, Related Parties for further information on the Reclassification of Opportunistic Fund Investments to assets held for sale.

NOTE 9. OTHER NON-CURRENT ASSETS
The components of other non-current assets are as follows:

(US$ Millions)	Jun. 30, 2026	Dec. 31, 2025
Securities - FVTPL	$2,795	$2,815
Derivative assets	51	68
Securities - FVTOCI	178	230
Other marketable securities	30	29
Restricted cash	150	182
Inventory	577	937
Accounts receivable	86	90
Other	107	161
Total other non-current assets	$3,974	$4,512

Securities - FVTPL
Securities - FVTPL primarily consists of the partnership’s investment in the BSREP III fund, with a carrying value of the financial asset at June 30, 2026 of $855 million (December 31, 2025 - $949 million). See Note 29, Related Parties for further information on the partial sale of BSREP III. It also includes the partnership’s investment in a portfolio of U.S. retail brands with a carrying value of the financial asset at June 30, 2026 of $551 million (December 31, 2025 - $551 million).

NOTE 10. ACCOUNTS RECEIVABLE AND OTHER
The components of accounts receivable and other are as follows:

(US$ Millions)	Jun. 30, 2026	Dec. 31, 2025
Derivative assets	$61	$63
Accounts receivable — net of expected credit loss of $39 million (December 31, 2025 - $51 million)	627	632
Restricted cash and deposits	151	287
Prepaid expenses	155	216
Inventory	819	510
Other current assets	417	260
Total accounts receivable and other	$2,230	$1,968

NOTE 11. HELD FOR SALE
Non-current assets and groups of assets and liabilities which comprise disposal groups are presented as assets held for sale where the asset or disposal group is available for immediate sale in its present condition, and the sale is highly probable.

The following is a summary of the assets and liabilities that were classified as held for sale as of June 30, 2026 and December 31, 2025:

(US$ Millions)	Jun. 30, 2026	Dec. 31, 2025
Investment properties(1)	$13,780	$2,837
Property, plant and equipment(1)	4,183	27
Cash and cash equivalents(1)	550	37
Goodwill(1)	202	—
Equity accounted investments(1)	82	—
Intangible assets(1)	109	—
Accounts receivables and other assets(1)	634	103
Assets held for sale	$19,540	$3,004
Debt obligations(1)	14,545	84
Accounts payable and other liabilities(1)	1,388	221
Liabilities associated with assets held for sale	$15,933	$305
(1)See Note 29, Related Parties for further information on the Reclassification of Opportunistic Fund Investments to assets held for sale.

The following table presents the change to the components of the assets held for sale from the beginning of the six months ended June 30, 2026 and the beginning of the year ended December 31, 2025:

(US$ Millions)	Six months ended Jun. 30, 2026	Year ended Dec. 31, 2025
Balance, beginning of period	$3,004	$3,100
Reclassification to assets held for sale, net	834	4,871
Reclassification of Opportunistic Fund Investments to assets held for sale(1)	18,400	—
Disposals	(2,589)	(5,001)
Fair value adjustments	(111)	16
Foreign currency translation	2	17
Other	—	1
Balance, end of period	$19,540	$3,004
(1)See Note 29, Related Parties for further information on the Reclassification of Opportunistic Fund Investments to assets held for sale.

At December 31, 2025, assets held for sale included five office properties, three retail assets, three hotels and a manufactured housing portfolio in the U.S., as well as one retail asset in Canada and a land parcel in the Bahamas. As of December 31, 2025, the partnership intended to sell its interests in these assets within the next 12 months.

In the first quarter of 2026, the partnership sold three hotels, 17 manufactured housing communities and one office building in the U.S., as well as one retail asset in Canada for net proceeds of approximately $442 million.

In the second quarter of 2026, the partnership sold five hotels, five offices, one multifamily asset, two malls in the U.S. and several multifamily units in Spain for net proceeds of approximately $58 million.

At June 30, 2026, assets held for sale included the Reclassification of Opportunistic Fund Investments and three office properties, four retail assets, two hotels, one multifamily asset, one manufactured housing community in the U.S., as well as a land parcel in the Bahamas. The partnership intends to sell its interests in the held for sale assets within the next 12 months.

NOTE 12. DEBT OBLIGATIONS
The partnership’s debt obligations include the following:

	Jun. 30, 2026		Dec. 31, 2025
(US$ Millions)	Weighted-average rate	Debt balance	Weighted-average rate	Debt balance
Corporate unsecured facilities:
Brookfield Property Partners’ credit facilities	5.59%	$2,060	5.74%	$1,260
Brookfield Property Partners’ corporate bonds	5.22%	1,338	5.10%	1,020
GGP Retail LLC (“GGP”) term debt	6.64%	842	7.22%	846
GGP senior secured notes	4.50%	497	5.20%	1,124
GGP corporate facility	6.49%	325	6.58%	424
GGP junior subordinated notes	5.41%	203	5.57%	202
Subsidiary borrowings	4.56%	147	4.41%	220
Brookfield Office Properties Inc. (“BPO”) subordinated notes(1)	7.63%	141	—%	—

Secured debt obligations:
Funds subscription credit facilities(2)	6.15%	1,359	5.34%	2,407
Fixed rate	5.48%	15,952	5.29%	17,504
Variable rate	5.99%	26,812	6.37%	21,564
Deferred financing costs		(157)		(257)
Total debt obligations		$49,519		$46,314
Current		6,830		10,876
Non-current		28,144		35,354
Debt associated with assets held for sale(3)		14,545		84
Total debt obligations		$49,519		$46,314
(1)On March 18, 2026, BPO issued C$200 million of fixed-to-fixed reset rate subordinated notes maturing on March 18, 2056, with an initial coupon rate of 7.63%, until March 18, 2031, resetting every five years thereafter at the five-year Government of Canada Yield, plus a 4.58% spread, provided that the rate will not reset below 7.63%.
(2)Funds subscription credit facilities are secured by capital commitments.
(3)The debt associated with assets held for sale was assumed by the purchaser on July 1, 2026. See Note 29, Related Parties of our Q2 2026 Financial Statements for further information on the Reclassification of Opportunistic Fund Investments to assets held for sale.

The partnership generally believes that it will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2026 to 2027; however, excluding debt obligations on assets in receivership, the partnership has suspended contractual payment on approximately 2% of its non-recourse mortgages included as fixed and variable rate secured debt obligations in the table above. The partnership is currently engaged in negotiations with the respective creditors for certain assets. The partnership has, in certain instances, transferred properties securing these loans to the lenders. It is possible that certain additional properties securing these loans could be transferred to the lenders if the partnership is unsuccessful in ongoing negotiations with creditors.

The partnership’s debt obligations include debt classified as non-current and are subject to covenants. There is no indication that the partnership will encounter material difficulties in complying with these covenants at the next test dates. Please refer to Note 14, Debt Obligations in the consolidated financial statements for the year ended December 31, 2025 for a detailed description of the partnership’s covenants.

Debt obligations include foreign currency denominated debt in the functional currencies of the borrowing subsidiaries. Debt obligations by local currency are as follows:

	Jun. 30, 2026			Dec. 31, 2025
(Millions)	U.S. Dollars		Local currency	U.S. Dollars		Local currency
U.S. Dollars	$31,816		$31,816	$29,178		$29,178
British Pounds	7,034		£5,304	7,026		£5,214
Canadian Dollars	3,269	C$	4,641	3,158	C$	4,334
Euros	3,737		€3,272	2,216		€1,886
Australian Dollars	1,466	A$	2,118	1,240	A$	1,858
Brazilian Reais	509	R$	2,635	495	R$	2,724
United Arab Emirates Dirham	477	AED	1,752	456	AED	1,676
Singapore Dollar	457	S$	592	271	S$	348
Swedish Krona	257	SEK	2,491	266	SEK	2,453
Indian Rupees	252	Rs	23,755	244	Rs	21,952
Chinese Yuan	205	C¥	1,392	205	C¥	1,432
New Zealand Dollar	83	NZ$	145	—	NZ$	—
Hong Kong Dollar	60	HK$	473	59	HK$	457
Danish Krone	54	DKK	355	57	DKK	361
South Korean Won(1)	—	₩	—	1,700	₩	2,457,000
Deferred financing costs	(157)			(257)
Total debt obligations	$49,519			$46,314
(1)See Note 29, Related Parties for further information on the Deconsolidation of South Korea Mixed-use.

The components of changes in debt obligations, including changes related to cash flows from financing activities, are summarized in the table below:

(US$ Millions)	Six months ended Jun. 30, 2026	Year ended Dec. 31, 2025
Balance, beginning of period	$46,314	$51,499
Debt obligation issuances, net of repayments	6,226	(2,917)
Non-cash changes in debt obligations:
Debt from asset acquisitions	294	103
Assumed by purchaser	(1,452)	(2,970)
Deconsolidation of South Korea Mixed-use debt(1)	(1,662)	—
Assumed from business combination(2)	2	502
Amortization of deferred financing costs and (premium) discount	73	70
Deconsolidation of India REIT debt obligations(3)	—	(1,011)
Foreign currency translation	(285)	1,047
Other	9	(9)
Balance, end of period	$49,519	$46,314
(1)See Note 29, Related Parties for further information on the Deconsolidation of South Korea Mixed-use.
(2)In the third quarter of 2025, the partnership acquired the European Hostels portfolio. See Note 3, Business Combinations, for more information.
(3)See Note 4, Investment Properties for further information on the Deconsolidation of India REIT.

NOTE 13. CAPITAL SECURITIES
The partnership had the following capital securities outstanding as of June 30, 2026 and December 31, 2025:

(US$ Millions, except where noted)	Shares outstanding	Cumulative dividend rate	Jun. 30, 2026	Dec. 31, 2025
Operating Partnership Class A Preferred Equity Units Series 3	24,000,000	6.75%	$594	$587
New LP Preferred Units(1)	19,000,749	6.25%	466	466
Brookfield Property Split Corp. (“BOP Split”) Senior Preferred Shares:
Series 1	516,766	5.25%	13	13
Series 2	250,517	5.75%	4	5
Series 3	322,130	5.00%	6	6
Series 4	265,961	5.20%	5	5
Rouse Properties L.P. (“Rouse”) Series A Preferred Shares	4,611,000	5.00%	119	170
BSREP II Brazil Office Preferred Shares	4,254,496	8.75%	119	73
Capital Securities – Fund Subsidiaries(2)			—	81
Total capital securities			$1,326	$1,406

Current			744	785
Non-current			582	621
Total capital securities			$1,326	$1,406
(1)New LP Preferred Units shares outstanding are presented net of intracompany shares held by the Operating Partnership.
(2)See Note 29, Related Parties for further information on the Reclassification of Opportunistic Fund Investments to liabilities associated with assets held for sale.

The Class A Preferred Units were issued on December 4, 2014, in three tranches of $600 million each, with an average dividend yield of 6.5% and original maturities of seven, ten, and twelve years. The Class A Preferred Units were originally exchangeable at the option of the Class A Preferred Unitholder into LP Units at a price of $25.70 per unit. On December 30, 2021, Brookfield acquired the seven-year tranche of Class A Preferred Units, Series 1 units from the holder and exchanged such units for REUs. The Class A Preferred Units, Series 1 were subsequently cancelled. On December 31, 2024, Brookfield acquired the ten-year tranche of Class A Preferred Units, Series 2 units, from the holder of these units and subsequently exchanged such units for LP Units and REUs. The Class A Preferred Units, Series 2 were subsequently cancelled.

New LP Preferred Units includes $466 million at June 30, 2026 (December 31, 2025 - $466 million) of preferred equity interests issued in connection with the privatization of the partnership which have been classified as a liability, rather than as a non-controlling interest, due to the fact that the holders of such interests can demand cash payment upon maturity of July 26, 2081, for the liquidation preference of $25.00 per unit and any accumulated unpaid dividends.

The holders of each series of the BOP Split Senior Preferred Shares are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of BOP Split. Dividends on each series of the BOP Split Senior Preferred Shares are payable quarterly on the last day of March, June, September and December in each year.

Capital securities also includes $119 million at June 30, 2026 (December 31, 2025 - $170 million) of preferred equity interests held by a third party investor in Rouse Properties, L.P. which have been classified as a liability, rather than as a non-controlling interest, due to the fact that the interests are mandatorily redeemable on or after November 12, 2025 for a set price per unit plus any accrued but unpaid distributions; distributions are capped and accrue regardless of available cash generated.

Capital Securities – Fund Subsidiaries of $80 million (December 31, 2025 - $81 million) were reclassified to liabilities associated with assets held for sale at June 30, 2026. These capital securities are comprised of co-investors’ interests in funds that can be redeemed for cash at specified dates. See Note 29, Related Parties for further information on the Reclassification of Opportunistic Fund Investments.

At June 30, 2026, capital securities includes $15 million (December 31, 2025 - $16 million) repayable in Canadian Dollars of C$21 million (December 31, 2025 - C$21 million).

Reconciliation of cash flows from financing activities relating to capital securities is shown in the table below:

(US$ Millions)	Six months ended Jun. 30, 2026	Year ended Dec. 31, 2025
Balance, beginning of period	$1,406	$2,829
Capital securities issued	35	79
Capital securities redeemed	(55)	(1)
Non-cash changes in capital securities:
Fair value changes	15	(112)
Foreign currency translations	5	3
Reclassification of Opportunistic Fund Investments to liabilities associated with assets held for sale(1)	(80)	—
Deconsolidation of India REIT(2)	—	(1,392)
Balance, end of period	$1,326	$1,406
(1)See Note 29, Related Parties for further information on the Reclassification of Opportunistic Fund Investments.
(2)See Note 4, Investment Properties for further information on the Deconsolidation of India REIT.

NOTE 14. INCOME TAXES
The partnership is a flow-through entity for tax purposes. However, income taxes are recognized for the amount of taxes payable by the primary holding subsidiaries of the partnership (“Holding Entities”), any direct or indirect corporate subsidiaries of the Holding Entities and for the impact of deferred tax assets and liabilities related to such entities.

The partnership operates in countries which have enacted new legislation to implement the global minimum top-up tax. The partnership has applied a temporary mandatory relief from recognizing and disclosing information related to deferred top-up tax and will account for it as a current tax when it is incurred. There is no material current tax impact for the three and six months ended June 30, 2026. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of the partnership.

The components of income tax expense include the following:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2026	2025	2026	2025
Current income tax	$46	$33	$140	$49
Deferred income tax	13	(3)	25	(30)
Income tax expense	$59	$30	$165	$19

The increase in income tax expense for the three and six months ended June 30, 2026 compared to the prior year is primarily due to tax expense uncorrelated with accounting income.

NOTE 15. OTHER NON-CURRENT LIABILITIES
The components of other non-current liabilities are as follows:

(US$ Millions)	Jun. 30, 2026	Dec. 31, 2025
Accounts payable and accrued liabilities	$189	$297
Lease liabilities(1)	680	842
Derivative liabilities	76	108
Deferred revenue	6	9
Provisions	2	6
Loans and notes payable	9	6
Total other non-current liabilities	$962	$1,268
(1)For the three and six months ended June 30, 2026, interest expense relating to total lease liabilities (see Note 16, Accounts Payable And Other Liabilities, for the current portion) was $20 million and $41 million (2025 - $15 million and $31 million).

NOTE 16. ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of accounts payable and other liabilities are as follows:

(US$ Millions)	Jun. 30, 2026	Dec. 31, 2025
Accounts payable and accrued liabilities	$1,961	$2,408
Loans and notes payable	2,307	2,412
Deferred revenue	420	384
Derivative liabilities	126	104
Lease liabilities(1)	167	177
Other liabilities	14	14
Total accounts payable and other liabilities	$4,995	$5,499
(1)See Note 15, Other Non-Current Liabilities, for further information on the interest expense related to these liabilities.

NOTE 17. EQUITY
The partnership’s capital structure is comprised of five classes of partnership units: GP Units, LP Units, Redeemable/Exchangeable Partnership Units (“REUs”), special limited partnership units of the Operating Partnership (“Special LP Units”) and FV LTIP units of the Operating Partnership (“FV LTIP Units”). In addition, the partnership issued Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 in the first quarter of 2019, Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 in the third quarter of 2019 and Class A Cumulative Redeemable Perpetual Preferred Units, Series 3 in the first quarter of 2020 (collectively, “Preferred Equity Units”).

a)General and limited partnership units
GP Units entitle the holder to the right to govern the financial and operating policies of the partnership. The GP Units are entitled to a 1% general partnership interest.

LP Units entitle the holder to their proportionate share of distributions. Each LP Unit entitles the holder thereof to one vote for the purposes of any approval at a meeting of limited partners, provided that holders of the REUs that are exchanged for LP Units will only be entitled to a maximum number of votes in respect of the REUs equal to 49% of the total voting power of all outstanding units.

General Partnership Units
There were 138,875 GP Units outstanding at June 30, 2026 and December 31, 2025.

Limited Partnership Units
There were 446,701,480 and 410,493,281 LP Units outstanding at June 30, 2026 and December 31, 2025, respectively.

b)Units of the Operating Partnership held by Brookfield Corporation

Redeemable/Exchangeable Partnership Units
There were 792,026,022 and 727,328,582 REUs outstanding at June 30, 2026 and December 31, 2025, respectively.

Special Limited Partnership Units
There were 6,147,901 Special LP Units outstanding at June 30, 2026 and December 31, 2025.

c)FV LTIP Units
The Operating Partnership issued FV LTIP Units under the Brookfield Property L.P. FV LTIP Unit Plan to certain participants. Each FV LTIP unit will vest over a period of five years and is redeemable for cash payment. There were 473,761 and 482,384 FV LTIP Units outstanding at June 30, 2026 and December 31, 2025, respectively.

d)    Preferred Equity Units
The partnership’s preferred equity consists of 7,360,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 at $25.00 per unit at a coupon rate of 6.5%, 10,000,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 at $25.00 per unit at a coupon rate of 6.375% and 11,500,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 3 at $25.00 per unit at a coupon rate of 5.75%. At June 30, 2026, preferred equity units had a total carrying value of $699 million (December 31, 2025 - $699 million).

e)    Distributions
Distributions made to each class of partnership units, including units of subsidiaries that are exchangeable into LP Units, are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions, except per unit information)	2026	2025	2026	2025
Limited Partners	$113	$111	$227	$225
Holders of:
REUs	201	196	403	398
Special LP Units	2	2	4	4
Total distributions	$316	$309	$634	$627
Per unit(1)	$0.258	$0.300	$0.533	$0.625
(1)Per unit outstanding on the record date for each.

NOTE 18. NON-CONTROLLING INTERESTS
Non-controlling interests consist of the following:

(US$ Millions)	Jun. 30, 2026	Dec. 31, 2025
REUs and Special LP Units(1)	$15,490	$14,871
FV LTIP units of the Operating Partnership(1)	9	10
Interest of others in operating subsidiaries and properties:
Preferred shares held by Brookfield Corporation	3,033	2,959
Preferred equity of subsidiaries	2,620	2,769
Non-controlling interests in subsidiaries and properties	12,107	12,941
Total interests of others in operating subsidiaries and properties	17,760	18,669
Total non-controlling interests	$33,259	$33,550
(1)Each unit within these classes of non-controlling interest has economic terms substantially equivalent to those of an LP Unit. As such, income attributed to each unit or share of non-controlling interest is equivalent to that allocated to an LP Unit. The proportion of interests held by holders of the REUs changes as a result of issuances, repurchases and exchanges. Consequently, the partnership adjusted the relative carrying amounts of the interests held by limited partners and non-controlling interest based on their relative share of the equivalent LP Units. The difference between the adjusted value and the previous carrying amounts was attributed to current LP Units as ownership changes in the Consolidated Statements of Changes in Equity.

Non-controlling interests of others in operating subsidiaries and properties consist of the following:

		Proportion of economic interests held by non-controlling interests
(US$ Millions)	Jurisdiction of formation	Jun. 30, 2026	Dec. 31, 2025	Jun. 30, 2026	Dec. 31, 2025
Corporate Holding Entities(1)	Bermuda/Canada	—%	—%	$5,061	$4,991
BPO(2)	Canada	—%	—%	4,019	4,134
U.S. Retail(3)	United States	—%	—%	2,511	2,836
U.S. Multifamily(4)	United States	98%	98%	1,026	921
Australia Storage(4)(5)	Australia	86%	—%	676	—
U.S. Senior Living(4)(6)	United States	95%	—%	622	—
South Korea Mixed-use(7)	South Korea	—%	78%	—	616
U.K. and Ireland Short Stay(4)	United Kingdom	73%	73%	409	471
U.S. Manufactured Housing(4)(8)	United States	77%	77%	40	457
Other LP Investments	Various	33% - 97%	33% - 95%	3,396	4,243
Total				$17,760	$18,669
(1)Includes non-controlling interests in various corporate entities of the partnership.
(2)Includes non-controlling interests in BPO subsidiaries which vary from 1% - 100%.
(3)Includes non-controlling interests in U.S. Retail subsidiaries.
(4)Includes non-controlling interests representing interests held by other investors in Brookfield-sponsored real estate funds and holding entities through which the partnership participates in such funds. Also includes non-controlling interests in underlying operating entities owned by these funds.
(5)Includes non-controlling interests in an opportunistic real estate fund, which acquired a joint venture interest in ANZ Storage during the second quarter of 2026.
(6)Includes non-controlling interests acquired during the first quarter of 2026.
(7)During the current period, the partnership recapitalized its interest in South Korea Mixed-use, resulting in a loss of control and deconsolidation of this investment. The partnership’s retained interest is now accounted for under the equity method. See Note 29, Related Parties for further information.
(8)Includes non-controlling interests disposed during the first quarter of 2026.

NOTE 19. COMMERCIAL PROPERTY REVENUE
The components of commercial property revenue are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2026	2025	2026	2025
Base rent	$702	$776	$1,451	$1,620
Straight-line rent	9	(10)	10	(16)
Lease termination	(18)	4	2	38
Other lease income(1)	126	138	256	281
Other revenue from tenants(2)	219	235	440	484
Total commercial property revenue	$1,038	$1,143	$2,159	$2,407
(1)Other lease income includes parking revenue and recovery of property tax and insurance expense from tenants.
(2)Consists of the recovery of certain operating expenses and other revenue from tenants which are accounted for in accordance with IFRS 15, Revenue from Contracts with Customers.

NOTE 20. HOSPITALITY REVENUE
The components of hospitality revenue are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2026	2025	2026	2025
Room, food and beverage	$481	$334	$804	$612
Other leisure activities	69	68	130	118
Other hospitality revenue	61	10	75	17
Total hospitality revenue	$611	$412	$1,009	$747

NOTE 21. INVESTMENT AND OTHER REVENUE
The components of investment and other revenue are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2026	2025	2026	2025
Investment income	$66	$131	$80	$145
Fee revenue	110	90	193	186
Dividend income	32	14	72	33
Interest income and other	29	12	58	33
Total investment and other revenue	$237	$247	$403	$397

NOTE 22. DIRECT COMMERCIAL PROPERTY EXPENSE
The components of direct commercial property expense are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2026	2025	2026	2025
Property maintenance	$160	$175	$349	$367
Real estate taxes	131	148	272	284
Employee compensation and benefits	31	36	62	76
Depreciation and amortization	11	6	19	12
Lease expense(1)	3	4	7	8
Other	94	105	201	215
Total direct commercial property expense	$430	$474	$910	$962
(1)Represents operating expenses relating to variable lease payments not included in the measurement of the lease liability.

NOTE 23. DIRECT HOSPITALITY EXPENSE
The components of direct hospitality expense are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2026	2025	2026	2025
Cost of food, beverage, and retail goods sold	$93	$79	$173	$145
Employee compensation and benefits	137	59	200	116
Depreciation and amortization	93	59	155	116
Maintenance and utilities	37	22	66	48
Marketing and advertising	12	8	27	23
Other	87	64	148	124
Total direct hospitality expense	$459	$291	$769	$572

NOTE 24. GENERAL AND ADMINISTRATIVE EXPENSE
The components of general and administrative expense are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2026	2025	2026	2025
Employee compensation and benefits	$136	$125	$277	$264
Management fees	80	77	161	149
Professional fees	42	35	77	61
Facilities and technology	12	13	28	25
Transaction costs	21	19	40	14
Other	39	39	81	81
Total general and administrative expense	$330	$308	$664	$594

NOTE 25. FAIR VALUE GAINS (LOSSES), NET
The components of fair value gains (losses), net, are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2026	2025	2026	2025
Commercial properties	$120	$4	$145	$(276)
Commercial developments	24	(9)	78	42
Incentive fees(1)	—	(19)	2	(19)
Financial instruments and other	(88)	71	(102)	190
Total fair value gains (losses), net	$56	$47	$123	$(63)
(1) Represents incentive fees the partnership is obligated to pay to the general partner of the partnership’s various fund investments.

NOTE 26. OTHER COMPREHENSIVE INCOME (LOSSES)
Other comprehensive income (losses) consists of the following:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2026	2025	2026	2025
Items that may be reclassified to net income:
Foreign currency translation
Net unrealized foreign currency translation (losses) gains in respect of foreign operations	$(61)	$555	$(205)	$804
Reclassification of realized foreign currency translation gains to net income on dispositions of foreign operations	267	61	267	285
Gains (losses) on hedges of net investments in foreign operations	21	(237)	111	(363)
Reclassification losses from hedges of net investment in foreign operation to net income on disposition of foreign operations	(204)	(104)	(204)	(88)
	23	275	(31)	638
Cash flow hedges
(Losses) gains on derivatives designated as cash flow hedges, net of income taxes for the three and six months ended Jun. 30, 2026 of $(3) million and $(5) million (2025 – $(6) million and $(5) million)	(7)	63	15	43
	(7)	63	15	43
Equity accounted investments
Share of unrealized foreign currency translation (losses) gains in respect of foreign operations	(3)	(2)	(28)	7
Gains (losses) on derivatives designated as cash flow hedges	8	(6)	23	(8)
	5	(8)	(5)	(1)
Items that will not be reclassified to net income:
Unrealized gains (losses) on securities - FVTOCI, net of income taxes for the three and six months ended Jun. 30, 2026 of $(5) million and $(2) million (2025 –$(1) million and $(2) million)	23	(3)	2	(4)
Share of revaluation losses on equity accounted investments	(2)	—	—	—
	21	(3)	2	(4)
Total other comprehensive income (losses)	$42	$327	$(19)	$676

NOTE 27. OBLIGATIONS, GUARANTEES, CONTINGENCIES AND OTHER
In the normal course of operations, the partnership and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services.
Certain of the partnership’s operating subsidiaries have also agreed to indemnify their directors and certain of their officers and employees. The nature of substantially all of the indemnification undertakings prevent the partnership from making a reasonable estimate of the maximum potential amount that it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the partnership nor its consolidated subsidiaries have made significant payments under such indemnification agreements.
The partnership and its operating subsidiaries may be contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise.

In April 2016, the Corporation announced the final close on the BSREP II fund to which the partnership had committed $2.3 billion as lead investor. As of June 30, 2026, there remained approximately $499 million of uncontributed capital commitments.

In November 2017, the Corporation announced the final close on the fifth Brookfield Real Estate Finance Fund (“BREF”) to which the partnership had committed $400 million as lead investor. As of June 30, 2026, there remained approximately $128 million of uncontributed capital commitments.

In September 2018, the Corporation announced the final close on the third Brookfield Fairfield U.S. Multifamily Value Add Fund to which the partnership had committed $300 million. As of June 30, 2026, there remained approximately $40 million of uncontributed capital commitments.

In January 2019, the Corporation announced the final close on the BSREP III fund to which the partnership had committed $1.0 billion. As of June 30, 2026, there remained approximately $246 million of uncontributed capital commitments.

In October 2020, the Corporation announced the final close on the €619 million ($726 million) Brookfield European Real Estate Partnership fund to which the partnership has committed €100 million ($117 million). As of June 30, 2026, all capital commitments have been contributed.

In December 2022, the Corporation announced the final close on the $15.3 billion BSREP IV fund to which the partnership had committed $3.5 billion. As of June 30, 2026, there remained approximately $928 million of uncontributed capital commitments. Refer to Note 29, Related Parties for further information.

The partnership maintains insurance on its properties in amounts and with deductibles that it believes are in line with what owners of similar properties carry. The partnership maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm). The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not fully or proportionately consolidated in these financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these financial statements.

The partnership operates in jurisdictions with differing tax laws and tax rates. Certain jurisdictions in which the partnership operates have enacted legislation where the impact cannot be readily determined without further clarification and guidance from the relevant tax authorities. Given the uncertainty surrounding such circumstances, the partnership has concluded that the impact of such legislation cannot be reasonably estimated at this time.

NOTE 28. FINANCIAL INSTRUMENTS
a)Derivatives and hedging activities
The partnership and its operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The partnership does not use derivatives for speculative purposes. The partnership and its operating entities use the following derivative instruments to manage these risks:
•foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro, Chinese Yuan, Brazilian Real, Indian Rupee, South Korean Won, Swedish Krona, Japanese Yen, New Zealand Dollar, Singapore Dollar and Danish Krone denominated investments in foreign subsidiaries and foreign currency denominated financial assets;
•interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;
•interest rate caps to hedge interest rate risk on certain variable rate debt; and
•cross-currency swaps to manage interest rate and foreign currency exchange rates on existing variable rate debt.

There have been no material changes to the partnership’s financial risk exposure or risk management activities since December 31, 2025. Please refer to Note 30, Financial Instruments in the consolidated financial statements for the year ended December 31, 2025 for a detailed description of the partnership’s financial risk exposure and risk management activities.

Interest Rate Hedging
The following table provides the partnership’s outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of June 30, 2026 and December 31, 2025:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Jun. 30, 2026	Interest rate swaps of US$ SOFR debt	$4,573	3.4% - 3.9%	Aug. 2026 - Mar. 2030	$8
	Interest rate caps of £ SONIA debt	1,727	2.0% - 5.0%	Jul. 2026 - Jan. 2028	6
	Interest rate caps of US$ SOFR debt	1,385	3.9% - 6.0%	Aug. 2026 - Apr. 2029	1
	Interest rate swaps of AUD BBSW/BBSY debt	1,177	3.3% - 4.9%	Sep. 2026 - Mar. 2031	(3)
	Interest rate swaps of £ SONIA debt	882	3.8% - 4.0%	Jul. 2026 - Jul. 2027	(1)
	Interest rate caps of € EURIBOR debt	546	4.0% - 4.5%	Jul. 2026 - May 2029	1
	Interest rate caps of C$ CORRA debt	299	5.5%	Aug. 2026	—
	Interest rate caps of SEK STIBOR debt	156	3.5%	Feb. 2028	—
Dec. 31, 2025	Interest rate swaps of US$ SOFR debt	$7,382	3.0% - 3.9%	Aug. 2026 - Mar. 2030	$(2)
	Interest rate caps of US$ SOFR debt	3,800	3.0% - 6.8%	Jan. 2026 - Jul. 2028	3
	Interest rate caps of £ SONIA debt	2,048	2.0% - 5.0%	Apr. 2026 - Jan. 2028	3
	Interest rate caps of € EURIBOR debt	1,148	2.5% - 4.5%	Jul. 2026 - Aug. 2027	—
	Interest rate swaps of £ SONIA debt	896	3.8%	Jul. 2026	(1)
	Interest rate swaps of AUD BBSW/BBSY debt	829	3.2% - 4.5%	Jun. 2026 - Nov. 2028	1
	Interest rate caps of C$ CORRA debt	467	4.5% - 5.5%	Aug. 2026 - Oct. 2026	—
	Interest rate caps of SEK STIBOR debt	159	3.5%	Feb. 2028	—
	Interest rate swaps of S$ SORA debt	139	1.4%	Aug. 2030	3
	Interest rate swaps of R$ IPCA debt	88	4.4% - 4.5%	Jan. 2026 - Sep. 2028	—
	Interest rate caps of DKK CIBOR debt	57	4.3%	Aug. 2027	—

For the three and six months ended June 30, 2026, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s interest rate hedging activities was nil (2025 - nil).

Foreign Currency Hedging
The following table presents the partnership’s outstanding derivatives that are designated as net investment hedges in foreign subsidiaries or cash flow hedges as of June 30, 2026 and December 31, 2025:

(US$ Millions)	Hedging item		Notional	Rates	Maturity dates	Fair value
Jun. 30, 2026	Net investment hedges		€198	€0.83/$ - €0.91/$	Jul. 2026 - Jan. 2028	$1
	Net investment hedges		£1,233	£0.74/$ - £0.81/$	Jul. 2026 - Sep. 2028	8
	Net investment hedges	A$	134	A$1.48/$ - A$1.57/$	Sep. 2026 - Dec. 2027	(5)
	Net investment hedges	R$	494	R$5.85/$ - R$6.08/$	Apr. 2028 - Jun. 2028	—
	Net investment hedges	₩	144,000	₩1,463.90/$ - ₩1,467.05/$	May 2028 - May 2029	4
	Net investment hedges	Rs	45,373	Rs95.32/$ - Rs99.20/$	Oct. 2026 - Dec. 2027	(1)
	Net investment hedges		£262	£0.87/€	Sep. 2027	1
	Net investment hedges	C$	481	C$1.34/$ - C$1.42/$	Jul. 2026 - Jul. 2028	3
	Net investment hedges	CNH	2,797	CNH6.77/$ - CNH7.04/$	Oct. 2026 - Jun. 2028	(23)
	Net investment hedges	SEK	193	SEK8.97/$ - SEK9.19/$	Sep. 2027	1
	Net investment hedges		¥13,002	¥149.65/$ - ¥157.80/$	Dec. 2026 - Mar. 2029	1
	Cross currency swaps of C$ SOFR debt	C$	1,400	C$1.25/$ - C$1.34/$	Sep. 2026 - Feb. 2028	(84)
Dec. 31, 2025	Net investment hedges		€497	€0.83/$ - €0.94/$	Feb. 2026 - Sep. 2028	$(24)
	Net investment hedges		£996	£0.74/$ - £0.84/$	Mar. 2026 - Jul. 2028	(19)
	Net investment hedges	A$	372	A$1.51/$ - A$1.57/$	Sep. 2026 - Jun. 2030	(2)
	Net investment hedges	R$	984	R$5.90/$ - R$7.94/$	Jan. 2026 - Oct. 2028	(12)
	Net investment hedges	₩	611,705	₩1,360.98/$ - ₩1,460.22/$	Mar. 2026 - Dec. 2026	17
	Net investment hedges	Rs	61,141	Rs86.87/$ - Rs96.78/$	Jan. 2026 - Oct. 2028	20
	Net investment hedges	HK$	346	HK$7.51/$ - HK$7.68/$	Mar. 2028 - Jun. 2030	1
	Net investment hedges		£258	£0.86/€	Sep. 2026	(6)
	Net investment hedges	C$	470	C$1.31/$ - C$1.41/$	Apr. 2026 - Aug. 2030	(3)
	Net investment hedges	AED	41	AED3.68/€	Jun. 2027	—
	Net investment hedges	CNH	2,797	CNH6.77/$ - CNH7.14/$	Jan. 2026 - Jun. 2028	(10)
	Net investment hedges	SEK	778	SEK9.02/$ - SEK9.71/$	Sep. 2027 - Dec. 2028	(4)
	Net investment hedges		¥15,330	¥137.02/$	Jun. 2027	10
	Net investment hedges	NZ$	30	NZ$1.69/$	Mar. 2029	—
	Net investment hedges	S$	225	S$1.21/$ - S$1.23/$	Jul. 2028 - Dec. 2028	1
	Net investment hedges	DKK	54	DKK6.01/$ - DKK6.14/$	Jul. 2028	—
	Net investment hedges		€18	€0.13/DKK	Jul. 2028	—
	Net investment hedges		€2	€1.09/£	Jul. 2028	—
	Net investment hedges		€214	€0.09/SEK	Mar. 2028 - Dec. 2028	—
	Cross currency swaps of C$ SOFR debt	C$	1,400	C$1.25/$ - C$1.34/$	Sep. 2026 - Feb. 2028	(50)

For the three and six months ended June 30, 2026 and 2025, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s foreign currency hedging activities was not significant.

Other Derivatives
The following table presents details of the partnership’s other derivatives, not designated as hedges for accounting purposes, that have been entered into to manage financial risks as of June 30, 2026 and December 31, 2025:

(US$ Millions)	Derivative type	Notional	Rates	Maturity dates	Fair value
Jun. 30, 2026	Interest rate caps	$2,487	2.4% - 6.0%	Jul. 2026 - Jun. 2027	$(11)
	Interest rate swaps on forecasted fixed rate debt	75	5.3%	Jun. 2028 - Jun. 2030	(14)
	Interest rate swaps of US$ debt	—	3.3% - 3.4%	Mar. 2027 - Mar. 2028	—
Dec. 31, 2025	Interest rate caps	$7,113	2.3% - 6.3%	Feb. 2026 - Jan. 2028	$2
	Interest rate swaps on forecasted fixed rate debt	75	5.3%	Jun. 2028 - Jun. 2030	(16)
	Interest rate swaps of US$ debt	—	3.3% - 3.6%	Mar. 2026 - Mar. 2028	—

b)Measurement and classification of financial instruments

Classification and Measurement
The following table outlines the classification and measurement basis, and related fair value for disclosures, of the financial assets and liabilities in the interim condensed consolidated financial statements:

		Jun. 30, 2026		Dec. 31, 2025
(US$ Millions)	Classification and measurement basis	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Loans and notes receivable	Amortized cost	$873	$873	$536	$536
Other non-current assets
Securities - FVTPL	FVTPL	2,795	2,795	2,815	2,815
Derivative assets	FVTOCI/FVTPL	51	51	68	68
Accounts receivable(1)	Amortized cost	109	109	90	90
Securities - FVTOCI	FVTOCI	178	178	230	230
Other marketable securities	Amortized cost	30	30	29	29
Restricted cash	Amortized cost	150	150	182	182
Current assets
Securities - FVTOCI	FVTOCI	10	10	15	15
Derivative assets	FVTOCI/FVTPL	61	61	63	63
Accounts receivable(2)	Amortized cost	1,218	1,218	735	735
Restricted cash	Amortized cost	151	151	287	287
Cash and cash equivalents(3)	Amortized cost	2,038	2,038	1,896	1,896
Total financial assets		$7,664	$7,664	$6,946	$6,946
Financial liabilities
Debt obligations(4)	Amortized cost	$49,519	$49,500	$46,314	$46,503
Capital securities	Amortized cost	1,326	1,326	1,325	1,325
Capital securities - fund subsidiaries	FVTPL	—	—	81	81
Other non-current liabilities		—	—
Loan payable	FVTPL	9	9	6	6
Accounts payable	Amortized cost	189	189	297	297
Derivative liabilities	FVTOCI/FVTPL	76	76	108	108
Accounts payable and other liabilities		—	—
Accounts payable and other(5)	Amortized cost	3,349	3,349	2,629	2,629
Loans and notes payable	Amortized cost	2,307	2,307	2,412	2,412
Derivative liabilities	FVTOCI/FVTPL	126	126	104	104
Total financial liabilities		$56,901	$56,882	$53,276	$53,465
(1)Includes other non-current receivables associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $23 million and nil as of June 30, 2026 and December 31, 2025, respectively.
(2)Includes other current receivables associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $591 million and $103 million as of June 30, 2026 and December 31, 2025, respectively.
(3)Includes cash and cash equivalents associated with assets classified as held for sale on the condensed consolidated balance sheets in the amount of $550 million and $37 million as of June 30, 2026 and December 31, 2025, respectively.

(4)Includes debt obligations associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $14,545 million and $84 million as of June 30, 2026 and December 31, 2025, respectively.
(5)Includes accounts payable and other liabilities associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $1,388 million and $221 million as of June 30, 2026 and December 31, 2025, respectively.
Fair Value Hierarchy
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Fair value measurement establishes a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Quoted market prices (unadjusted) in active markets represent a Level 1 valuation. When quoted market prices in active markets are not available, the partnership maximizes the use of observable inputs within valuation models. When all significant inputs are observable, either directly or indirectly, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3, which reflect the partnership’s market assumptions and are noted below. This hierarchy requires the use of observable market data when available.

The following table outlines financial assets and liabilities measured at fair value in the consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	Jun. 30, 2026				Dec. 31, 2025
(US$ Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Securities - FVTPL	$—	$947	$1,848	$2,795	$—	$947	$1,868	$2,815
Securities - FVTOCI	159	—	29	188	210	—	35	245
Derivative assets	—	112	—	112	—	131	—	131
Total financial assets	$159	$1,059	$1,877	$3,095	$210	$1,078	$1,903	$3,191

Financial liabilities
Capital securities - fund subsidiaries	$—	$—	$—	$—	$—	$—	$81	$81
Derivative liabilities	—	202	—	202	—	212	—	212
Loan payable	—	9	—	9	—	6	—	6
Total financial liabilities	$—	$211	$—	$211	$—	$218	$81	$299

The following table presents the change in the balance of financial assets and financial liabilities accounted for at fair value categorized as Level 3 as of June 30, 2026 and December 31, 2025:

	Jun. 30, 2026		Dec. 31, 2025
(US$ Millions)	Financial assets	Financial liabilities	Financial assets	Financial liabilities
Balance, beginning of period	$1,903	$81	$2,508	$208
Acquisitions	99	—	279	—
Dispositions	(51)	—	(627)	(3)
Fair value losses gains, net and OCI	(69)	—	(257)	(158)
Reclassification of Opportunistic Fund Investments to assets and liabilities held for sale(1)	(5)	(81)	—	—
Other	—	—	—	34
Balance, end of period	$1,877	$—	$1,903	$81
(1)See Note 29, Related Parties for further information on the Reclassification of Opportunistic Fund Investments.

NOTE 29. RELATED PARTIES
In the normal course of operations, the partnership enters into transactions with related parties. These transactions have been measured at exchange value and are recognized in the consolidated financial statements. The immediate parent of the partnership is Brookfield Property Partners Limited and its ultimate parent is Brookfield Corporation. Other related parties of the partnership include the Corporation’s subsidiaries and operating entities, certain joint ventures and associates accounted for under the equity method, as well as officers of such entities and their spouses.

The partnership has a management agreement with its service providers, wholly-owned subsidiaries of Brookfield Asset Management Ltd. Pursuant to a Master Services Agreement, the partnership pays a base management fee (“base management fee”) to the service providers. The management fee is calculated as the sum of (a) 1.05% of the sum of the following amounts, as of the last day of the immediately preceding quarter: (i) the equity attributable to unitholders for the partnership’s Office, Retail and the Corporate segments; and (ii) the carrying value of the outstanding non-voting common shares of Brookfield BPY Holdings Inc. (“CanHoldco”) and (b) any fees payable by us in connection with our commitments to private real estate funds of any of our service providers under our Master Services Agreement, where the partnership has elected for such fees to be added to the management fee (but excluding any accrued fees that have not become due and payable). For the three and six months ended June 30, 2026, the partnership paid a base management fee of $52 million and $104 million (2025 - $48 million and $95 million).

The following table summarizes transactions with related parties:

(US$ Millions)	Jun. 30, 2026	Dec. 31, 2025
Balances outstanding with related parties:
Net (payables)/receivables within equity accounted investments	$(194)	$(23)
Loans and notes receivable with other affiliates	533	277
Debt obligations, payables and other liabilities(1)	(2,325)	(2,402)
Corporate borrowings	(1,076)	(1,076)
Property-specific obligations	(432)	(578)
Preferred shares held by the partnership	212	—
Preferred shares held by Brookfield Corporation	(3,033)	(2,959)
Brookfield Corporation interest in CanHoldco	(1,210)	(1,231)
(1)    Includes other payables and liabilities with other affiliates as of June 30, 2026 of $325 million (December 31, 2025 - $372 million).

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2026	2025	2026	2025
Transactions with related parties:
Commercial property revenue(1)	$18	$12	$26	$25
Management, leasing and development fee income	37	18	64	45
Expenses from equity accounted investments	14	6	23	18
Interest expense on debt obligations	48	55	92	116
General and administrative expense(2)	87	84	174	164
Construction costs(3)	6	6	7	18
Distributions on Brookfield Corporation’s interest in CanHoldco	5	11	6	13
(1)Amounts received from the Corporation and its subsidiaries for the rental of office premises.
(2)Includes amounts paid to the Corporation and its subsidiaries for management fees, management fees associated with the partnership’s investments in private funds, compensation expense and administrative services.
(3)Includes amounts paid to the Corporation and its subsidiaries for construction costs of development properties.

During the year ended December 31, 2025, the partnership sold partial interests in several premier assets to Brookfield Wealth Solutions Ltd. (“BWS”), generating total proceeds of approximately $750 million in order to support the continued scaling of BWS into high quality assets. The partnership also sold partial interests in the BSREP III fund and an opportunistic real estate fund to BWS, generating total proceeds of $688 million. Lastly, an office asset in BSREP III was sold to India REIT for total proceeds of $777 million. The sales were carried out at arm’s length on market terms at existing valuations and resulted in no gain or loss at the time of transaction.

During the six months ended June 30, 2026, the partnership recapitalized a mixed-use portfolio in South Korea for total commitments of KRW1.2 trillion (approximately $826 million), with Brookfield Asset Management participating as an investor. The partnership retained an approximately $100 million, 12% interest in the investment, which resulted in a loss of control and deconsolidation, with the retained interest now accounted for under the equity method. Separately, the partnership reclassified its interest in certain opportunistic real estate fund investments to assets held for sale as of June 30, 2026. On July 1, 2026, the partnership closed on the sale of these interests to BWS for $126 million. This sale was carried out at arm's length on market terms and is expected to support the continued repositioning of BWS's investment portfolio.

NOTE 30. SEGMENT INFORMATION
a)Operating segments
IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by the chief operating decision maker (“CODM”) for the purpose of allocating resources to the segment and to assessing its performance. The partnership’s operating segments are organized into four reportable segments: i) Office, ii) Retail, iii) LP Investments and iv) Corporate. This is consistent with how the partnership presents financial information to the CODM. These segments are independently and regularly reviewed and managed by the Chief Executive Officer, who is considered the CODM.

b)Basis of measurement
The CODM measures and evaluates the performance of the partnership’s operating segments based on funds from operations (“FFO”).

The partnership defines FFO as net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties share of these items. When determining FFO, the partnership also includes its proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates.

c)Reportable segment measures
The following summaries present certain financial information regarding the partnership’s operating segments for the three and six months ended June 30, 2026 and 2025:

(US$ Millions)	Total revenue		FFO
Three months ended Jun. 30,	2026	2025	2026	2025
Office	$439	$445	$(38)	$(33)
Retail	360	364	100	89
LP Investments	1,040	958	52	11
Corporate	47	35	(199)	(211)
Total	$1,886	$1,802	$(85)	$(144)

(US$ Millions)	Total revenue		FFO
Six months ended Jun. 30,	2026	2025	2026	2025
Office	$918	$920	$(49)	$(18)
Retail	715	730	167	168
LP Investments	1,853	1,829	79	21
Corporate	85	72	(413)	(428)
Total	$3,571	$3,551	$(216)	$(257)

The following summaries present the detail of total revenue from the partnership’s operating segments for the three and six months ended June 30, 2026 and 2025:

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Three months ended Jun. 30, 2026
Office	$258	$109	$8	$64	$439
Retail	259	64	—	37	360
LP Investments	302	46	603	89	1,040
Corporate	—	—	—	47	47
Total	$819	$219	$611	$237	$1,886

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Three months ended Jun. 30, 2025
Office	$286	$106	$7	$46	$445
Retail	267	64	—	33	364
LP Investments	355	65	405	133	958
Corporate	—	—	—	35	35
Total	$908	$235	$412	$247	$1,802

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Six months ended Jun. 30, 2026
Office	$575	$217	$15	$111	$918
Retail	526	123	—	66	715
LP Investments	618	100	994	141	1,853
Corporate	—	—	—	85	85
Total	$1,719	$440	$1,009	$403	$3,571

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Six months ended Jun. 30, 2025
Office	$603	$210	$14	$93	$920
Retail	535	127	—	68	730
LP Investments	785	147	733	164	1,829
Corporate	—	—	—	72	72
Total	$1,923	$484	$747	$397	$3,551

The following summaries present certain consolidated income statement items from the partnership’s operating segments for the three and six months ended June 30, 2026 and 2025:

(US$ Millions)	Direct commercial property expense		Direct hospitality expense
Three months ended Jun. 30,	2026	2025	2026	2025
Office	$186	$196	$5	$5
Retail	101	104	—	—
LP Investments	139	174	454	286
Corporate	4	—	—	—
Total	$430	$474	$459	$291

(US$ Millions)	Direct commercial property expense		Direct hospitality expense
Six months ended Jun. 30,	2026	2025	2026	2025
Office	$386	$382	$11	$11
Retail	217	204	—	—
LP Investments	303	376	758	561
Corporate	4	—	—	—
Total	$910	$962	$769	$572

(US$ Millions)	Share of net earnings from equity accounted investments		Interest expense
Three months ended Jun. 30,	2026	2025	2026	2025
Office	$190	$43	$(199)	$(193)
Retail	120	107	(158)	(182)
LP Investments	21	42	(436)	(391)
Corporate	—	—	(86)	(92)
Total	$331	$192	$(879)	$(858)

(US$ Millions)	Share of net earnings from equity accounted investments		Interest expense
Six months ended Jun. 30,	2026	2025	2026	2025
Office	$306	$104	$(395)	$(379)
Retail	256	224	(332)	(367)
LP Investments	48	90	(813)	(857)
Corporate	—	—	(165)	(195)
Total	$610	$418	$(1,705)	$(1,798)

The following summary presents information about certain consolidated balance sheet items of the partnership, on a segmented basis, as of June 30, 2026 and December 31, 2025:

	Total assets		Total liabilities		Equity accounted investments
(US$ Millions)	Jun. 30, 2026	Dec. 31, 2025	Jun. 30, 2026	Dec. 31, 2025	Jun. 30, 2026	Dec. 31, 2025
Office	$29,297	$30,538	$14,070	$15,454	$8,476	$8,387
Retail	30,844	30,617	9,890	10,972	10,543	10,261
LP Investments	40,526	37,007	29,352	25,099	3,827	2,596
Corporate	1,491	1,118	6,215	5,181	—	—
Total	$102,158	$99,280	$59,527	$56,706	$22,846	$21,244

The following summary presents a reconciliation of FFO to net loss for the three and six months ended June 30, 2026 and 2025:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2026	2025	2026	2025
FFO(1)	$(85)	$(144)	$(216)	$(257)
Depreciation and amortization of real estate assets	(84)	(49)	(139)	(97)
Fair value gains (losses), net	56	47	123	(63)
Share of equity accounted earnings - non-FFO	193	72	331	169
Income tax expense	(59)	(30)	(165)	(19)
Non-controlling interests of others in operating subsidiaries and properties – non-FFO	(84)	(211)	(172)	(267)
Net loss attributable to unitholders(2)	(63)	(315)	(238)	(534)
Non-controlling interests of others in operating subsidiaries and properties	125	269	255	359
Net income (loss)	$62	$(46)	$17	$(175)
(1)FFO represents interests attributable to GP Units, LP Units, REUs, Special LP Units and FV LTIP Units. The interests attributable to REUs, Special LP Units and FV LTIP Units are presented as non-controlling interests in the consolidated income statements.
(2)Includes net income attributable to GP Units, LP Units, REUs, Special LP Units and FV LTIP Units. The interests attributable to REUs, Special LP Units and FV LTIP Units are presented as non-controlling interests in the consolidated income statements.